Exhibit 12
Retail Ventures, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands except ratios)

	Three
	months
	ended	Year Ended
	5/5/07	2/3/07		1/28/06		1/29/05		1/31/04		2/1/03
Earnings

Earnings (loss) before income taxes, minority interest and equity earnings	$24,402	$(112,117)		$(163,192)		$(31,876)		$(6,937)		$(2,682)
Fixed charges (as below)	23,005	80,825		80,288		87,277		81,299		80,541

Total earnings (loss)	$47,407	$(31,292)		$(82,904)		$55,401		$74,362		$77,859

Fixed Charges

Interest expense	$6,186	$27,217		$27,861		$39,206		$38,714		$39,690
Estimated interest element in minimum rent expense (6)	16,819	53,608		52,427		48,071		42,585		40,851

Total fixed charges	$23,005	$80,825		$80,288		$87,277		$81,299		$80,541

Ratio of earnings (loss) to fixed charges	2.06	(0.39	)(1)	(1.03	)(2)	0.63	(3)	0.91	(4)	0.97	(5)

(1)	For the year ended February 3, 2007 the earnings to cover fixed charges were deficient by $112,117,000.

(2)	For the year ended January 28, 2006 the earnings to cover fixed charges were deficient by $163,192,000.

(3)	For the year ended January 29, 2005 the earnings to cover fixed charges were deficient by $31,876,000.

(4)	For the year ended January 31, 2004 the earnings to cover fixed charges were deficient by $6,937,000.

(5)	For the year ended February 1, 2003 the earnings to cover fixed charges were deficient by $2,682,000.

(6)	Interest component is estimated to be one-third of minimum rent expense.